INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of BBH Pacific Basin Equity Portfolio:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH Pacific Basin Equity Portfolio (the "Portfolio") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2000. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2000, and with respect to agreement of security purchases and sales, for the period from March 31, 2000 (the date of our last examination) through September 30, 2000:

1.  Confirmation of all securities held in book entry form by The
Depository Trust Company, Morgan Guaranty Trust Company and various sub-custodians;

2. Reconciliation of all such securities to the books and records of the Portfolio and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities for the period from March 31, 2000 (the date of our last examination) through September 30, 2000 from the books and records of the Portfolio to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000 with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


October 5, 2001

DELOITTE & TOUCHE
Boston, Massachusetts



Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We, as members of management of BBH European Equity Portfolio, BBH Pacific Basin Equity Portfolio, BBH U.S. Equity Portfolio and BBH Dow Jones Islamic Market Index Portfolio (the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2000, and from March 31, 2000 through September 30, 2000.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2000, and from
March 31, 2000 through September 30, 2000, with respect to securities reflected in the investment account of the Portfolios.

ON BEHALF OF:
BBH European Equity Portfolio
BBH Pacific Basin Equity Portfolio
BBH U.S. Equity Portfolio
BBH Dow Jones Islamic Market Index Portfolio



Christine D. Dorsey
Assistant Secretary



Susan Jakuboski
Assistant Treasurer